SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 11, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419) and on August 17, 2015 (Registration No. 333-206420)

Enclosure: Partner Communications reports third quarter 2015 results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2015 RESULTS1

PARTNER REPORTED A LOSS OF NIS 9 MILLION FOR Q3'15

POST-PAID CELLULAR SUBSCRIBER BASE INCREASED BY 24,000 OFFSET BY A
DECREASE OF 32,000 PRE-PAID SUBSCRIBERS IN Q3'15

NET DEBT DECREASED BY NIS 282 MILLION COMPARED TO Q3'14 TO NIS 2,355 MILLION

Third quarter 2015 highlights (compared with third quarter 2014)

•	Total Revenues: NIS 1,006 million (US$ 256 million), a decrease of 9%
•	Service Revenues: NIS 760 million (US$ 194 million), a decrease of 12%
•	Equipment Revenues: NIS 246 million (US$ 63 million), an increase of 2%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 844 million (US$ 215 million), an increase of 1%
•	Operating Expenses (OPEX)2: NIS 650 million (US $166 million), a decrease of 1%
•	Adjusted EBITDA3: NIS 196 million (US$ 50 million), a decrease of 30%
•	Adjusted EBITDA Margin: 19% of total revenues compared with 26%
•	Loss for the period: NIS 9 million (US$ 2 million), a reduction of NIS 49 million
•	Net Debt4: NIS 2,355 million (US$ 600 million), a decrease of NIS 282 million
•	Free Cash Flow (before interest)5: NIS 291 million (US$ 74 million), an increase of 160%
•	Cellular ARPU: NIS 71 (US$ 18), a decrease of 7%
•	Cellular Subscriber Base: approximately 2.74 million at quarter-end, a decrease of 5%

Rosh Ha’ayin, Israel, November 11, 2015 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended September 30, 2015.

__________________________________________________________________________

1 The financial results presented in this press release are unaudited.
2 Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
3 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
4 Total long term debt including current maturities less cash and cash equivalents.
5 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

Commenting on the third quarter of 2015 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"The third quarter results reflect the telecommunications market environment in which competition in the cellular market remains intense and is characterized by continued price erosion. The reform of the fixed line wholesale market, which includes internet and fixed telephony services, has still not been implemented as anticipated, and we are experiencing many difficulties, as well as prolonged and cumbersome regulatory processes, which limit the potential to succeed and create a competitive telecommunications market. We hope that the Ministry of Communications will remove the barriers as soon as possible, in order to fully implement the reform and enable customers to experience a quality service with an advanced technology at attractive prices, in both internet and fixed telephony services.

In the cellular segment, we moved in the reported quarter to a positive recruitment of Post-Paid subscribers with an increase of 24,000 subscribers, in contrast to the previous three quarters in which there was a cumulative decline of 33,000 post-paid subscribers. We have seen growth in subscriber consumption of cellular data of approximately 70% over the last four quarters, a trend we believe will continue in the future. The move to the 4G network is expected to support this trend. We also observe an increase in data speeds and an improved customer service experience since we shifted to the 20 MHz frequency band, after receiving the new frequencies from the Ministry of Communications.

We have significantly scaled down our investments in infrastructure which decreased by approximately 50% in the first nine months of 2015, compared with the first nine months of 2014. The erosion in operating profitability does not allow us to make the same volume of investments as in the past.

We recorded a net loss for the Company for the reported quarter. This loss reflects, on the one hand, the intense competition in the cellular market over the last few years which has led to significant erosion in revenues in a relatively short period of time, and on the other hand, our limited ability to cut costs further. We are continuing to act to improve our results by focusing both on revenues as well as expenses, in order to provide comprehensive and quality service to our customers and to expand our value proposition and advantage in the telecommunications sector.”

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the quarterly results as compared to the second quarter:

“During the third quarter of 2015, the competition in the cellular market continued to erode service revenues. However, this was more than offset by the effects of seasonal roaming revenues, among other things.

The churn rate for cellular subscribers stood at 10.8% in the third quarter of 2015 compared to 10.9% in the previous quarter and 12.0% for the third quarter of 2014, reflecting a decline in the churn of Post-Paid subscribers. Whilst this is the second consecutive quarterly decline in the churn rate, the churn rate remains high, reflecting the intense competition.

Cellular ARPU in the third quarter of 2015 totaled NIS 71, an increase from NIS 70 in the second quarter of 2015, resulting mainly from the seasonal roaming revenues, as explained above. The second and third quarters tend to be characterized by higher roaming revenues compared with the first and fourth quarters, which positively impacts on the ARPU level. We, nevertheless, continue to experience price erosion in our airtime and data packages and services.

Revenues and gross profit from equipment sales in the third quarter of 2015 decreased by NIS 41 million and NIS 15 million, respectively, compared to the previous quarter. The decrease was primarily due to significant handset sales in the third quarter to large corporate customers at prices generating lower than average profitability, as well as a change in product mix.

Operating expenses increased by NIS 49 million, primarily reflecting the NIS 35 million one-time expense of the employee retirement plan, as announced in the previous quarter.

Adjusted EBITDA in the third quarter of 2015 decreased by NIS 40 million, or 17%, compared with the previous quarter. Adjusted EBITDA for the cellular segment decreased by 14% while Adjusted EBITDA for the fixed-line segment decreased by 22%. The decreases mainly reflected the one-time expense of the employee retirement plan as well as the decline in gross profit from equipment sales. Adjusted EBITDA of the fixed-line segment was also negatively affected by the losses arising from the sale of internet services following implementation of the wholesale broadband market reforms. In addition, the implementation of the wholesale broadband market may have a further negative effect on our Adjusted EBITDA and on the Company's results for future periods. These factors were partially offset by income resulting from the new framework agreement with Orange in an amount of approximately NIS 22 million, and the positive impact of the seasonal roaming revenues.

Finance costs, net, totaled NIS 40 million this quarter, a decrease of 13% compared to the previous quarter, mainly reflecting lower linkage costs from the smaller increase in the Consumer Price Index level.

Overall, the Company recorded a loss for the third quarter of 2015 of NIS 9 million compared with a profit of NIS 9 million in the previous quarter. The decrease in profits largely reflected a one-time expense of the employee retirement plan, as well as lower gross profit from equipment sales, partially compensated for by the income from the new framework agreement with Orange and the positive impact of the seasonal roaming revenues.

Cash capital expenditures in fixed assets (CAPEX payments) in the third quarter of 2015 totaled NIS 62 million compared to NIS 110 million in the previous quarter, a decrease of 44% mainly due to the one-time payment to the Ministry of Communications during the second quarter of 2015 for the 4G frequencies, in the amount of NIS 34 million. On an accrual basis, investments in fixed assets in the first nine months of 2015 totaled NIS 185 million (including NIS 34 million for the 4G frequencies), compared with NIS 289 million in the first nine months of 2014.

Free cash flow (before interest payments) in the third quarter of 2015 totaled NIS 291 million, compared with NIS 24 million in the second quarter of 2015. The increase in free cash flow primarily reflected the one-time payment from Orange in the amount of approximately NIS 170 million (€40 million) as part of the new framework agreement with Orange, as well as the decrease in capital expenditures and the decrease in other items of working capital, partially offset by the decrease in Adjusted EBITDA.

As of September 30, 2015, net debt amounted to approximately NIS 2.4 billion (total long term debt and current maturities less cash and cash equivalents of NIS 1.4 billion). In the third quarter, net debt declined by NIS 271 million, largely a result of the positive free cash flow (after interest payments)."

Key Financial Results6 (unaudited)

NIS Million (except EPS)	Q3'15	Q3'14	% Change
Revenues	1,006	1,102	(9)%
Cost of revenues	827	850	(3)%
Gross profit	179	252	(29)%
Operating profit	32	110	(71)%
Profit (loss) for the period	(9)	40	N/A
Earnings (loss) per share (basic, NIS)	(0.06)	0.26	N/A
Free cash flow (before interest)	291	112	+160%

Key Operating Indicators (unaudited)

	Q3'15	Q3'14	Change
Adjusted EBITDA (NIS million)	196	282	(30)%
Adjusted EBITDA as a percentage of total revenues	19%	26%	(7)
Cellular Subscribers (end of period, thousands)	2,739	2,894	(155)
Quarterly Cellular Churn Rate (%)	10.8%	12.0%	(1.2)
Monthly Average Revenue per Cellular User (ARPU) (NIS)	71	76	(7)%

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q3'15	Q3'14	Change %	Q3'15	Q3'14	Change %	Q3'15	Q3'14	Q3'15	Q3'14	Change %
Total Revenues	821	876	(6)%	237	281	(16)%	(52)	(55)	1,006	1,102	(9)%
Service Revenues	587	658	(11)%	225	259	(13)%	(52)	(55)	760	862	(12)%
Equipment Revenues	234	218	+7%	12	22	(45)%	-	-	246	240	+2%
Operating Profit	10	57	(82)%	22	53	(58)%	-	-	32	110	(71)%
Adjusted EBITDA	137	191	(28)%	59	91	(35)%	-	-	196	282	(30)%

_________________________________________________
6 See also definitions in footnotes 2-5.

Financial Review (Consolidated)

In Q3 2015, total revenues were NIS 1,006 million (US$ 256 million), a decrease of 9% from NIS 1,102 million in Q3 2014.

Service revenues in Q3 2015 totaled NIS 760 million (US$ 194 million), a decrease of 12% from NIS 862 million in Q3 2014.

Service revenues for the cellular segment in Q3 2015 were NIS 587 million (US$ 150 million), a decrease of 11% from NIS 658 million in Q3 2014. The decrease was mainly the result of the continued price erosion of Post-Paid and Pre-Paid cellular services due to intense competition, partially offset by an increase in revenues from wholesale services that the Company provides to other operators hosted on the Company’s network, and in particular as a result of the Rights of Use agreement with HOT Mobile.

Service revenues for the fixed-line segment in Q3 2015 totaled NIS 225 million (US$ 57 million), a decrease of 13% compared with NIS 259 million in Q3 2014. The decrease mainly reflected lower revenues from international calls and internet services.

Equipment revenues in Q3 2015 totaled NIS 246 million (US$ 63 million), an increase of 2% from NIS 240 million in Q3 2014. The increase largely reflected a higher average price per device sold due to a change in product mix, and was recorded despite a decrease in the amount of devices sold.

Gross profit from equipment sales in Q3 2015 was NIS 52 million (US$ 13 million), compared with NIS 64 million in Q3 2014, a decrease of 19%, primarily due to a decrease in the amount of devices sold, despite an increase in the profit per device sold.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 650 million (US$ 166 million) in Q3 2015, a decrease of 1% or NIS 7 million from Q3 2014. The decrease largely reflected lower payments to other telecommunication providers, partially offset by the impact of the one-time expense of the employee retirement plan, as well as an increase in doubtful accounts expenses. Operating expenses including depreciation and amortization expenses in Q3 2015 decreased by 2% compared with Q3 2014.

Adjusted EBITDA in Q3 2015 totaled NIS 196 million (US$ 50 million), a decrease of 30% from NIS 282 million in Q3 2014.

Adjusted EBITDA for the cellular segment was NIS 137 million (US$ 35 million) in Q3 2015, a decrease of 28% from NIS 191 million in Q3 2014, mainly reflecting the decrease in service revenues and lower gross profit from equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q3 2015 was 17%, compared to 22% in Q3 2014.

Adjusted EBITDA for the fixed-line segment was NIS 59 million (US$ 15 million) in Q3 2015, a decrease of 35% from NIS 91 million in Q3 2014. The decrease reflected the lower service revenues and lower gross profit from equipment sales, partially offset by the lower operating expenses. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in Q3 2015 was 25% compared with 32% in Q3 2014.

Operating profit for Q3 2015 was NIS 32 million (US$ 8 million), a decrease of 71% compared with operating profit of NIS 110 million in Q3 2014.

Finance costs, net in Q3 2015 were NIS 40 million (US$ 10 million), a decrease of 20%, compared with NIS 50 million in Q3 2014. The decrease was mainly a result of lower losses from foreign exchange movements.

Income tax expenses in Q3 2015 were NIS 1 million, despite the loss before tax, due to unrecognized expenses for tax purposes.

Overall, the Company recorded a loss in Q3 2015 of NIS 9 million (US$ 2 million), compared with a profit of NIS 40 million in Q3 2014. The change was primarily a result of the lower Adjusted EBITDA, partially offset by lower finance costs, net and lower tax expenses.

Based on the weighted average number of shares outstanding during Q3 2015, basic loss per share or ADS, was NIS 0.06 (US$ 0.01), compared to a profit of NIS 0.26 in Q3 2014.

Cellular Segment Operational Review

At the end of the third quarter of 2015, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.74 million, including approximately 2.14 million Post-Paid subscribers or 78% of the base, and approximately 603 thousand Pre-Paid subscribers, or 22% of the subscriber base.

During the third quarter of 2015, the cellular subscriber base declined by approximately 8 thousand subscribers. Post-Paid subscriber base increased by approximately 24 thousand subscribers, while Pre-Paid subscriber base declined by approximately 32 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q3 2015 was 10.8%, compared with 12.0% in Q3 2014 and 10.9% in Q2 2015, largely reflecting lower churn of Post-Paid subscribers.

Total cellular market share (based on the number of subscribers) at the end of Q3 2015 was estimated to be approximately 27%, compared to 27% in Q2 2015 and 29% in Q3 2014.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2015 was NIS 71 (US$ 18), a decrease of 7% from NIS 76 in Q3 2014 and an increase of 1% from NIS 70 in Q2 2015. The decrease in ARPU compared to the comparable quarter last year mainly reflected the continued price erosion due to the intense competition in the market, as described above.

Funding and Investing Review

In Q3 2015, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 291 million (US$ 74 million), an increase of 160% from NIS 112 million in Q3 2014, reflecting the one-time payment in Q3 2015 from Orange in the amount of approximately NIS 170 million (€ 40 million) as part of the new framework agreement with Orange, as well as the decrease in CAPEX payments, partially offset by the decrease in Adjusted EBITDA.

Cash generated from operations increased by 46% to NIS 353 million (US$ 90 million) in Q3 2015 from NIS 242 million in Q3 2014. This was mainly explained by the one-time payment from Orange, partially offset by the decrease in Adjusted EBITDA. Operating working capital decreased by NIS 180 million in Q3 2015, compared with a decrease of NIS 9 million in Q3 2014, again primarily reflecting the payment from Orange.

The level of cash capital expenditures in fixed assets (CAPEX payments) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 62 million (US$ 16 million) in Q3 2015, a decrease of 52% from NIS 128 million in Q3 2014.

Net debt at the end of Q3 2015 amounted to NIS 2,355 million (US$ 600 million), compared with NIS 2,637 million at the end of Q3 2014, a decrease of NIS 282 million.

Business Developments

Allocation of Options and Restricted Shares

On November 10, 2015, the Company approved the allocation of 3,991,650 options and 1,889,306 restricted shares to the Company's office holders (excluding the CEO) and other managers, all in accordance with the Company's Equity Incentive Plan, as amended. The vesting of these options and the earning of these restricted shares are subject to performance conditions set by the Company's organs.

Conference Call Details

Partner will hold a conference call on Wednesday, November 11, 2015 at 10.00AM Eastern Time / 5.00PM Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0664
North America toll-free: +1.866.860.9642
A live webcast of the call will also be available on Partner's Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from November 11, 2015 until November 19, 2015, at the following numbers:
International: +972.3.925.5930
North America toll-free: +1.877.456.0009

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the continued anticipated growth of subscriber consumption of cellular data, which are subject to the expansion of the 4G network in the timeframe and with the functionalities currently anticipated, and to the impacts which future shifts in technology and consumer habits may have on subscriber demand. We also state that we are continuing to seek to improve results at both the revenue and cost levels while maintaining quality offerings and services for our subscribers, an objective which is subject to changes in the overall economic and technological environment, actions which may be taken by our competitors, and limits which exist on potential further cost reductions. In addition, all statements other than statements of historical fact included in this press release regarding our future performance, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including potential difficulties which may arise from future and excessive regulatory requirements, as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2015: US $1.00 equals NIS 3.923. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2015	2014	2015
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	1,418	663	361
Trade receivables	1,084	948	277
Other receivables and prepaid expenses	38	34	10
Deferred expenses – right of use	36	34	9
Inventories	91	138	23
Income tax receivable		*
Derivative financial instruments	*	*	*
	2,667	1,817	680

NON CURRENT ASSETS
Trade Receivables	493	418	126
Deferred expenses – right of use	90	97	23
Property and equipment	1,449	1,661	369
Licenses and other intangible assets	1,009	1,079	257
Goodwill	407	407	104
Prepaid expenses	3	3	1
Deferred income tax asset	24	14	6
	3,475	3,679	886

TOTAL ASSETS	6,142	5,496	1,566

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2015	2014	2015
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	323	309	82
Trade payables	743	804	189
Payables in respect of employees	90	95	23
Other payables (mainly institutions)	62	43	16
Deferred revenues	116	35	30
Provisions	66	58	17
Income tax payable	39	38	10
Derivative financial instruments	1	3	*
	1,440	1,385	367

NON CURRENT LIABILITIES
Notes payable	1,735	1,733	442
Borrowings from banks and others	1,715	1,233	437
Liability for employee rights upon retirement, net	48	51	13
Dismantling and restoring sites obligation	36	35	9
Other non-current liabilities	81	16	21
Deferred tax liability	13	4	3
	3,628	3,072	925

TOTAL LIABILITIES	5,068	4,457	1,292

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2014 and September 30, 2015 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2014 – **156,072,945 shares
September 30, 2015 – **156,085,896 shares
Capital surplus	1,102	1,102	280
Accumulated retained earnings	321	286	82
Treasury shares, at cost December 31, 2014 - 4,467,990 shares September 30, 2015 - 4,461,975 shares	(351)	(351)	(89)
TOTAL EQUITY	1,074	1,039	274
TOTAL LIABILITIES AND EQUITY	6,142	5,496	1,566

*   Representing an amount of less than 1 million.
** Net of treasury shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	3,104	3,292	1,006	1,102	791	256
Cost of revenues	2,544	2,523	827	850	648	211
Gross profit	560	769	179	252	143	45

Selling and marketing expenses	295	335	102	108	75	26
General and administrative expenses	170	147	79	47	43	20
Other income, net	60	40	34	13	15	9
Operating profit	155	327	32	110	40	8
Finance income	3	2	*	1	1	*
Finance expenses	107	125	40	51	28	10
Finance costs, net	104	123	40	50	27	10
Profit (loss) before income tax	51	204	(8)	60	13	(2)
Income tax expenses	26	66	1	20	7	*
Profit (loss) for the period	25	138	(9)	40	6	(2)

Earnings (loss) per share
Basic	0.16	0.89	(0.06)	0.26	0.04	(0.01)
Diluted	0.16	0.88	(0.06)	0.26	0.04	(0.01)
Weighted average number of shares outstanding (in thousands)
Basic	156,080	155,726	156,085	155,794	156,080	156,085
Diluted	156,148	156,349	156,349	156,362	156,148	156,349

 *   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit (loss) for the period	25	138	(9)	40	6	(2)
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	25	138	(9)	40	6	(2)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Nine months ended September 30, 2015				Nine months ended September 30, 2014
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,730	546		2,276	1,985	615		2,600
Inter-segment revenue - Services	17	137	(154)		20	139	(159)
Segment revenue - Equipment	782	46		828	656	36		692
Total revenues	2,529	729	(154)	3,104	2,661	790	(159)	3,292
Segment cost of revenues – Services	1,410	484		1,894	1,475	523		1,998
Inter-segment cost of revenues- Services	135	19	(154)		137	22	(159)
Segment cost of revenues - Equipment	618	32		650	500	25		525
Cost of revenues	2,163	535	(154)	2,544	2,112	570	(159)	2,523
Gross profit	366	194		560	549	220		769
Operating expenses	374	91		465	389	93		482
Other income, net	58	2		60	38	2		40
Operating profit	50	105		155	198	129		327
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	386	109		495	400	117		517
–Other (1)	9	*		9	3			3
Adjusted EBITDA (2)	445	214		659	601	246		847
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				495				517
- Finance costs, net				104				123
- Other (1)				9				3
Profit before income tax				51				204

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2015				Three months ended September 30, 2014
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	581	179		760	652	210		862
Inter-segment revenue - Services	6	46	(52)		6	49	(55)
Segment revenue - Equipment	234	12		246	218	22		240
Total revenues	821	237	(52)	1,006	876	281	(55)	1,102
Segment cost of revenues – Services	468	165		633	495	179		674
Inter-segment cost of revenues- Services	45	7	(52)		48	7	(55)
Segment cost of revenues - Equipment	185	9		194	161	15		176
Cost of revenues	698	181	(52)	827	704	201	(55)	850
Gross profit	123	56		179	172	80		252
Operating expenses	146	35		181	127	28		155
Other income, net	33	1		34	12	1		13
Operating profit	10	22		32	57	53		110
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	126	37		163	133	38		171
–Other (1)	1			1	1	*		1
Adjusted EBITDA (2)	137	59		196	191	91		282
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				163				171
- Finance costs, net				40				50
- Other (1)				1				1
Profit (loss) before income tax				(8)				60

*   Representing an amount of less than 1 million.
(1) Mainly employee share based compensation expenses
(2)Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	668	851	357	262	170	91
Income tax paid	(31)	(61)	(4)	(20)	(8)	(1)
Net cash provided by operating activities	637	790	353	242	162	90

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(179)	(228)	(42)	(90)	(46)	(11)
Acquisition of intangible assets	(124)	(114)	(22)	(39)	(32)	(5)
Interest received	2	3	1	*	1	*
Consideration received from sales of property and equipment		*		*
Proceeds from (payments for) derivative financial instruments, net	*	(2)	1	(1)	*	*
Net cash used in investing activities	(301)	(341)	(62)	(130)	(77)	(16)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of non-current borrowings	(177)	(100)			(45)
Non-current borrowings received	675		200		172	51
Interest paid	(79)	(81)	(14)	(6)	(20)	(3)
Net cash provided by (used in) financing activities	419	(181)	186	(6)	107	48

INCREASE IN CASH AND CASH EQUIVALENTS	755	268	477	106	192	122

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	663	481	941	643	169	239

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,418	749	1,418	749	361	361

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	25	138	(9)	40	6	(2)
Adjustments for:
Depreciation and amortization	467	489	153	161	119	39
Amortization of deferred expenses - Right of use	27	28	9	10	7	2
Employee share based compensation expenses	10	4	2	2	3	*
Liability for employee rights upon retirement, net	(2)	(2)	(1)		(1)	*
Finance costs, net	1	6	6	7	*	2
Gain (loss) from change in fair value of derivative financial instruments	(1)	5	1	5	*	*
Interest paid	79	81	14	6	20	3
Interest received	(2)	(3)	(1)	*	(1)	*
Deferred income taxes	(1)	(1)	(1)	2	*	*
Income tax paid	31	61	4	20	8	1
Capital loss from property and equipment		*		*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(211)	111	(66)	53	(54)	(17)
Other	(4)	(4)	3	6	(1)	1
Increase (decrease) in accounts payable and accruals:
Trade	53	(25)	29	(38)	13	7
Other payables	19	(7)	42	15	6	11
Provisions	8	(4)	11	(2)	2	3
Deferred revenue	143	(2)	151	(6)	37	38
Increase in deferred expenses - Right of use	(22)	(14)	(8)	(6)	(6)	(2)
Current income tax liability	1	7	(1)	(2)	*	*
Decrease (increase) in inventories	47	(17)	19	(11)	12	5
Cash generated from operations	668	851	357	262	170	91

*
Representing an amount of less than 1 million
At September 30, 2015 and 2014, trade and other payables include NIS 96 million ($24 million) and NIS 160 million, respectively, in respect of acquisition of intangible assets and property and equipment

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2015	2014	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	637	790	353	242	162	90

Liability for employee rights upon retirement	2	2	1		1	*
Accrued interest and exchange and linkage differences on long-term liabilities	(74)	(79)	(17)	(11)	(19)	(4)
Increase (decrease) in accounts receivable:
Trade	211	(111)	66	(53)	54	16
Other, including derivative financial instruments	27	14	4	(4)	7	1
Decrease (increase) in accounts payable and accruals:
Trade	(53)	25	(29)	38	(14)	(7)
Other	(175)	10	(205)	(9)	(45)	(52)
Income tax paid	31	61	4	20	8	1
Increase (decrease) in inventories	(47)	17	(19)	11	(12)	(5)
Increase (decrease) in assets retirement obligation	(1)	(1)	(1)			*
Financial expenses**	101	119	39	48	26	10
Adjusted EBITDA	659	847	196	282	168	50

*	Representing an amount of less than 1 million
**	Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q3' 13	Q4' 13	Q1' 14	Q2' 14	Q3' 14	Q4' 14	Q1' 15	Q2' 15	Q3' 15	2013	2014
Cellular Segment Service Revenues	738	719	680	667	658	613	579	581	587	2,907	2,618
Cellular Segment Equipment Revenues	160	196	220	218	218	282	277	271	234	703	938
Fixed-Line Segment Service Revenues	267	258	247	248	259	250	232	226	225	1,085	1,004
Fixed-Line Segment Equipment Revenues	7	9	7	7	22	18	18	16	12	32	54
Reconciliation for consolidation	(54)	(55)	(51)	(53)	(55)	(55)	(52)	(50)	(52)	(208)	(214)
Total Revenues	1,118	1,127	1,103	1,087	1,102	1,108	1,054	1,044	1,006	4,519	4,400
Gross Profit from Equipment Sales	10	19	45	58	64	61	59	67	52	42	228
Operating Profit	109	103	99	118	110	73	56	67	32	409	400
Cellular Segment Adjusted EBITDA	201	199	199	211	191	161	148	160	137	784	762
Fixed-Line Segment Adjusted EBITDA	83	83	75	80	91	88	79	76	59	330	334
Total Adjusted EBITDA	284	282	274	291	282	249	227	236	196	1,114	1,096
Adjusted EBITDA Margin (%)	25%	25%	25%	27%	26%	22%	22%	23%	19%	25%	25%
OPEX	696	675	661	642	657	630	604	601	650	2,791	2,590
Finance costs, net	53	38	24	49	50	36	18	46	40	211	159
Profit (loss)	38	46	52	46	40	24	25	9	(9)	135	162
Capital Expenditures**	116	107	113	98	128	89	127	110	62	475	428
Free Cash Flow	273	278	145	192	112	71	21	24	291	1,041	520
Free Cash Flow After Interest	266	209	139	123	106	21	8	(28)	277	860	389
Net Debt	3,208	3,000	2,849	2,735	2,637	2,612	2,581	2,626	2,355	3,000	2,612
Cellular Subscriber Base (Thousands)	2,950	2,956	2,936	2,914	2,894	2,837	2,774	2,747	2,739	2,956	2,837
Post-Paid Subscriber Base (Thousands)	2,127	2,133	2,137	2,138	2,145	2,132	2,112	2,112	2,136	2,133	2,132
Pre-Paid Subscriber Base (Thousands)	823	823	799	776	749	705	662	635	603	823	705
Cellular ARPU (NIS)	84	81	77	76	76	71	69	70	71	83	75
Cellular Churn Rate (%)	8.8%	10.7%	11.6%	11.4%	12.0%	11.5%	12.7%	10.9%	10.8%	39%	47%
Number of Employees (FTE)	4,153	4,045	3,826	3,736	3,683	3,575	3,535	3,354	3,017	4,045	3,575

*	See first page for definitions. 2013 and 2014 annual numbers are audited.
**	Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention cost, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: November 11, 2015